December 12, 2024

Ravi Thanawala
Chief Financial Officer & EVP, International
Papa John's International, Inc.
2002 Papa John   s Boulevard
Louisville, Kentucky 40299

       Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-21660
Dear Ravi Thanawala:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services